UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bio Lok International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090943 20 0

(CUSIP Number)

February 14, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 090943 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel C. Lubin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Disclaimed (See #9 below)

	6.	Shared Voting Power Disclaimed (See #9 below)

	7.	Sole Dispositive Power Disclaimed (See #9 below)

	8.	Shared Dispositive Power Disclaimed (See #9 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Mr. Lubin disclaims beneficial ownership in all shares of Bio Lok International Inc. held by Radius Venture Partners II, L.P.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) Disclaimed (See #9 above)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jordan S. Davis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Disclaimed (See #9 below)

	6.	Shared Voting Power Disclaimed (See #9 below)

	7.	Sole Dispositive Power Disclaimed (See #9 below)

	8.	Shared Dispositive Power Disclaimed (See #9 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Mr. Davis disclaims beneficial ownership in all shares of Bio Lok International Inc. held by Radius Venture Partners II, L.P.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) Disclaimed (See #9 above)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Disclaimed (See #9 below)

	6.	Shared Voting Power Disclaimed (See #9 below)

	7.	Sole Dispositive Power Disclaimed (See #9 below)

	8.	Shared Dispositive Power Disclaimed (See #9 below)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
Radius Venture Partners II, LLC disclaims beneficial ownership in all shares of Bio Lok International Inc. held by Radius Venture Partners II, L.P.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) Disclaimed (See #9 above)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,333,333

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,333,333

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.

Percent of Class Represented by Amount in Row (9)
15.2% of the Common Stock, according to the Bio Lok International Inc. Report on Form 10-KSB for the fiscal year ended October 31, 2005 (with such percentage calculated based on the number of shares outstanding as of December 29, 2005).

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Bio Lok International Inc.
	(b)	Address of Issuer’s Principal Executive Offices 368 South Military Trail Deerfield Beach, FL 33442

Item 2.
(a)

Name of Person Filing
This schedule is being filed jointly by Daniel C. Lubin (“Lubin”), Jordan S. Davis (“Davis”), Radius Venture Partners II, LLC and Radius Venture Partners II, L.P. Radius Venture Partners II, LLC is the general partner of Radius Venture Partners II, L.P.  Lubin and Davis are the managing members of Radius Venture Partners II, LLC.

Attached hereto as Exhibit A is a copy of the joint Schedule 13G filing agreement among the reporting persons.
	(b)	Address of Principal Business Office or, if none, Residence The principal business office of each of the filing parties is 400 Madison Avenue, 8th Floor, New York, New York 10017
(c)

Citizenship
Radius Venture Partners II, L.P. is a Delaware limited partnership and Radius Venture Partners II, LLC is a Delaware limited liability company.  Lubin and Davis are each citizens of the State of New York.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 090943 20 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the cover pages attached hereto.
(b) Percent of class: See Item 11 of the cover pages attached hereto.
(c) Number of shares as to which the person has: See Items 5 through 8 of the cover pages attached hereto.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

RADIUS VENTURE PARTNERS II, L.P.
by, Radius Venture Partners II, LLC
its, General Partner

/s/ Jordan S. Davis	By:	/s/ Jordan S. Davis
JORDAN S. DAVIS	Name:	Jordan S. Davis
	Title:	Managing Member

/s/ Daniel C. Lubin	By:	/s/ Daniel C. Lubin
DANIEL C. LUBIN	Name:	Daniel C. Lubin
	Title:	Managing Member

RADIUS VENTURE PARTNERS II, LLC

	By:	/s/ Jordan S. Davis
	Name:	Jordan S. Davis
	Title:	Managing Member

	By:	/s/ Daniel C. Lubin
	Name:	Daniel C. Lubin
	Title:	Managing Member

Exhibit A

AGREEMENT

The undersigned agree that the Schedule 13G to which this exhibit is appended is filed on behalf of each of them.

February 14, 2006

RADIUS VENTURE PARTNERS II, L.P.
by, Radius Venture Partners, LLC
its, General Partner

/s/ Jordan S. Davis	By:	/s/ Jordan S. Davis
JORDAN S. DAVIS	Name:	Jordan S. Davis
	Title:	Managing Member

/s/ Daniel C. Lubin	By:	/s/ Daniel C. Lubin
DANIEL C. LUBIN	Name:	Daniel C. Lubin
	Title:	Managing Member

RADIUS VENTURE PARTNERS II, LLC

	By:	/s/ Jordan S. Davis
	Name:	Jordan S. Davis
	Title:	Managing Member

	By:	/s/ Daniel C. Lubin
	Name:	Daniel C. Lubin
	Title:	Managing Member